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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934

                    FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

                        COMMISSION FILE NUMBER 001-12335

                      BUTLER EMPLOYEE SAVINGS TRUST (BEST)
                                   401(k) PLAN

                          BUTLER MANUFACTURING COMPANY
                                    BMA TOWER
                                PENN VALLEY PARK
                              KANSAS CITY, MO 64108



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REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Retirement Administrative Committee of
Butler Manufacturing Company:

We have audited the accompanying statements of net assets available for benefits of the Butler Manufacturing Company 401(k) Employee Savings Trust Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31,2000, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Arthur Andersen LLP

Kansas City, Missouri,
June 8, 2001


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BUTLER MANUFACTURING COMPANY
401(k) EMPLOYEE SAVINGS TRUST PLAN

Statements of net assets available for benefits
December 31, 2000 and 1999



                                            2000           1999
                                         -----------   -----------
ASSETS:
Investments                              $94,455,659   $94,763,269
                                         -----------   -----------
Receivables-
  Employee contributions receivable          827,690       618,060
  Employer contributions receivable        1,654,832     1,595,753
                                         -----------   -----------
     Total receivables                     2,482,522     2,213,813
                                         -----------   -----------
     Net assets available for benefits   $96,938,181   $96,977,082
                                         ===========   ===========


The accompanying notes are an integral part of these financial statements.

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BUTLER MANUFACTURING COMPANY
401(k) EMPLOYEE SAVINGS TRUST PLAN

Statements of changes in net assets available for benefits
For the years ended December 31, 2000 and 1999


                                                                        2000            1999
                                                                    ------------    ------------
CONTRIBUTIONS:
  Employee                                                           $ 8,276,782     $ 7,992,661
  Employer                                                             1,654,832       1,595,753
  Rollover                                                               281,106         517,241
                                                                     -----------     -----------
    Total contributions                                               10,212,720      10,105,655

INCOME:

  Net change in fair value of investments                             (8,260,499)      3,704,747
  Interest and dividends                                               5,674,742       7,210,570

OTHER INCREASES (DECREASES):
  Distributions                                                       (7,577,060)     (5,922,780)
  Fees                                                                   (71,578)        (68,520)
  Net transfers (to) from another employer-sponsored fund                (17,226)            107
                                                                     -----------     -----------
    Increase (decrease) in net assets available for plan benefits        (38,901)     15,029,779

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year                  96,977,082      81,947,303
                                                                     -----------     -----------

NET ASSETS AVAILABLE FOR BENEFITS, end of year                       $96,938,181     $96,977,082
                                                                     ===========     ===========



The accompanying notes are an integral part of these financial statements.


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BUTLER MANUFACTURING COMPANY
401(k) EMPLOYEE SAVINGS TRUST PLAN

Notes to Financial Statements
December 31, 2000 and 1999

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Effective March 1, 1987, Butler Manufacturing Company (the Company) established the 401(k) Employee Savings Trust Plan (the Plan), which is administered by the administrative committee. The investments of the Plan are in the custody of Fidelity Institutional Retirement Services Company (Custodian). The trustee of the Plan is the Fidelity Management Trust Company (Fidelity) which has been appointed by the administrative committee and thereby holds all assets of the Plan in the Butler Master Savings Plan Trust (Master Trust).

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan document for more complete information.

Basis of presentation

The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for benefits and changes in net assets available for benefits.

Fees and expenses

The expenses incurred by the administrative committee of the Plan in administering plan activity and the expenses incurred by Fidelity in administering the Plan may be paid from the assets of the Plan or by the Company, as the Company elects.

Eligibility

All full-time salaried and nonunion hourly employees are eligible.

Vesting

All eligible employees participating in the Plan are immediately 100 percent vested in employer and participant contributions.



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Termination

The Plan may be terminated at any time with the approval of the Company's board of directors. If the Plan is terminated, each participant's account balance will be, at the discretion of the Company, distributed in a lump sum or held in trust to be distributed upon each participant's retirement, death, disability or termination of employment.

Investment valuation and income recognition

The Plan's investments are stated at fair value, measured by quoted market prices in an active market. Purchases and sales of securities are recorded on a trade-date basis.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Prior year amounts have been reclassed to conform with current year presentation.

2. CONTRIBUTIONS

Employees may contribute to the Plan from 1 to 15 percent of their compensation in 1 percent increments, subject to applicable IRS regulations. Participants may direct investments of their contribution in 1 percent increments among the funds established by the Company. At the discretion of the Company's board of directors and based on the Company's profitability, participant's contributions up to 6 percent of compensation will be matched 30 percent by the Company with one-third of all company-matching contributions invested in the Butler Common Stock Fund. Such investments shall remain in the Butler Common Stock Fund until the participant's termination of employment. This match is applicable only to employees who are active employees on December 31, except in cases of retirement, disability or death.

3. DISTRIBUTIONS

If a participant retires on or after attaining age 55, becomes totally or permanently disabled, dies or terminates employment for any other reason, the full value of the account becomes distributable. If the value of the amount distributable exceeds $5,000, the distribution cannot be made until the participant reaches age 65 or gives consent to the distribution. All distributions must be made prior to April 1 of the calendar year immediately following the date the participant reaches age 70 1\2, even if still employed. All distributions shall be made in a single payment of cash.



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Distributions payable to vested participants at December 31, 2000 and 1999, were
$832,203 and $638,112, respectively. These amounts are included in net assets available for benefits in the accompanying financial statements and are shown as a liability of the Plan for purposes of the Plan's Form 5500.

4. IN-SERVICE WITHDRAWALS

Employee contributions, in part or in total, may be withdrawn for extreme financial hardships. Such financial hardships include college costs, excessive medical expenses or the purchase of a principal residence, or to prevent eviction from a principal residence.

5. LOANS TO PARTICIPANTS

At the discretion of the administrative committee, loans may be made to a participant up to the lesser of $50,000 or 50 percent of the value of the participant's account. No loan may be for an amount less than $1,000. Loans are secured by an assignment of the participant's total account balance in the Plan. Loan maturities may not be less than one year nor exceed five years, except for home loans. Interest rates will be set by the administrative committee in accordance with uniform procedures consistently applied in a manner, which does not discriminate in favor of officers, shareholders or highly compensated participants.

6. INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan's net assets as of December 31:


                                      2000          1999
                                  -----------   -----------
Fidelity investment funds-
  Managed Income Portfolio        $ 9,474,209   $10,347,506
  Puritan Fund                     12,195,159    13,177,513
  Magellan Fund                    33,739,591    36,803,178
  Equity Income Fund               12,371,815    13,736,095
  Retirement Money Market Trust    10,909,628     7,336,531

During 2000 the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) changed in value by $(8,260,499) as follows:

Mutual funds               $(8,553,906)
Butler common stock fund       293,407
                           -----------
                           $(8,260,499)
                           ===========


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7. NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments as of December 31 is as follows:


                                                                      2000           1999
                                                                   -----------    -----------
Net assets-
  Butler Common Stock Fund                                         $ 2,458,813    $ 1,726,887
                                                                   ===========    ===========
Changes in net assets-
  Contributions                                                    $   780,390    $   816,076
  Interest and dividends                                                61,945         43,448
  Net appreciation (depreciation)                                      293,407        (54,998)
  Benefits paid to participants                                       (145,460)       (91,188)
  Transfers (to) from participant-directed investments                (191,741)       (97,359)
  Loan withdrawals                                                      (6,190)        (7,645)
  Administrative fee                                                   (60,425)       (57,928)
                                                                   -----------    -----------
                                                                   $   731,926    $   550,406
                                                                   ===========    ===========


8. INVESTMENT PORTFOLIO RISK

The plan provides for various investments, which, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

9. FEDERAL INCOME TAXES

The Plan has received a favorable determination letter, dated April 26, 1995, from the IRS, qualifying the Plan under the Internal Revenue Code and exempting the trust from federal income taxes. The Plan has not been amended since receiving the determination letter, therefore, no provision for income taxes is included in these financial statements.





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Form 5500 reconciliation

The reconciliation of the net assets available for benefits between the financial statements and the Form 5500 as of December 31 is as follows


                                                                     2000            1999
                                                                 ------------    ------------
Net assets available for benefits per the financial statements   $ 96,938,181    $ 96,977,082
Benefit obligations currently payable                                 832,203         494,271
                                                                 ------------    ------------
 Net assets available per the Form 5500                          $ 96,105,978    $ 96,482,811
                                                                 ============    ============

Benefits paid to participants per the financial statements                       $  7,577,060
Amounts currently payable at December 31, 2000                                        832,203
Amounts currently payable at December 31, 1999                                       (638,112)
                                                                                 ------------
 Benefits paid to participants per the Form 5500                                 $  7,771,151
                                                                                 ============




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BUTLER MANUFACTURING COMPANY
401(k) EMPLOYEE SAVINGS TRUST PLAN

Schedule H, line 4i - Schedule of assets (held at end of year)
December 31, 2000

                                                                                           Fair
   Shares                            Description                                          Value
---------------------------------------------------------------------------------------------------
                  *Fidelity Management Trust Company-
  9,474,209            Managed Income Portfolio                                        $ 9,474,209
    647,645            Puritan Fund                                                     12,195,159
    282,813            Magellan Fund                                                    33,739,591
    231,552            Equity Income Fund                                               12,371,815
 10,909,628            Retirement Money Market Trust                                    10,909,628
    133,792            Aggressive Growth                                                 4,839,254
     77,272            Diversified International                                         1,695,343
     12,658            Fidelity Freedom Income                                             141,392
 14,999,679            Fidelity Freedom 2000                                               177,146
 54,954,549            Fidelity Freedom 2010                                               760,571
     65,167            Fidelity Freedom 2020                                               948,836
     40,548            Fidelity Freedom 2030                                               608,223
     25,526            Spartan U.S. Equity Index                                         1,194,864
     25,023            Fidelity U.S. Bond Index                                            264,992
    345,825       *Butler Common Stock Fund                                              2,458,813
                  Participant loans outstanding, at interest
                    rates ranging from 9.0% to 10.0%                                     2,675,823


*Party-in-interest to the Plan


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SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                               BUTLER EMPLOYEE SAVINGS TRUST



Date: June 15, 2001                            By: /s/ Larry C. Miller
                                                  ------------------------------
                                                  Larry C. Miller, Member of
                                                  the Administrative Committee





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                                 EXHIBIT INDEX

Exhibit
Number             Description
-------            -----------

  23               Consent of Independent Public Accountants